SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________

FORM 15

Certification and Notice of Termination of Registration under
Section 12(g) of the Securities Exchange Act of 1934 or Suspension of
Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

Commission File Number: 0-23466

ENLIGHTEN SOFTWARE SOLUTIONS, INC.

(Exact name of registrant as specified in its charter)

1900 SOUTH NORFOLK STREET, SUITE 220, SAN MATEO, CALIFORNIA 94403 (650) 578-0700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty
to file reports under Section 13(a) or 15(d) remains)

      Please place an X in the box (es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ x ]	Rule 12h-3(b)(1)(ii)	[ ]

Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(2)(i)	[ ]

Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]

Rule 12g-4(a)(2)(ii)	[ ]	Rule 15d-6	[ ]

Rule 12h-3(b)(1)(i)	[ ]

Approximate number of holders of record as of the certification or notice date: 55

      Pursuant to the requirements of the Securities Exchange Act of 1934, Enlighten Software Solutions, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ENLIGHTEN SOFTWARE SOLUTIONS, INC.

Date: August 15, 2001	By: /s/ Omar Maden Omar Maden, Chief Executive Officer